FIFTH AMENDMENT TO THE

THIRD AMENDED AND RESTATED BYLAWS OF

NATIONAL RETAIL PROPERTIES, INC.

1. This Fifth Amendment to the Third Amended and Restated Bylaws of National Retail Properties, Inc. (the “Bylaws”) shall be effective as of May 1, 2023.

2. Article I, Section 1. is hereby amended by striking the first sentence and inserting in lieu thereof the following:

“The registered office of NNN REIT, Inc. (the “Corporation”) shall be 2 Wisconsin Circle, #700, Chevy Chase, Maryland 20815.”

3. All references in the Bylaws to the “Corporation” shall mean NNN REIT, Inc.

In Witness Whereof, this Fifth Amendment is executed as of the 17th day of April, 2023.

NATIONAL RETAIL PROPERTIES, INC.,
a Maryland corporation

By: /s/ Stephen A. Horn, Jr.
Stephen A. Horn, Jr. President & Chief Executive Officer